Ralph A. Rogers, Jr.
Senior Vice President
Chief Accounting Officer
Financial Services
October 1, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Aflac Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File Number: 001-07434
Dear Mr. Rosenberg:
We received your letter dated September 24, 2007 and offer the following responses to your comments. We have listed your comments for ease of reference. The responses are presented in disclosure format.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page II-5
Critical Accounting Estimates, page II-6
Policy Liabilities, page II-8
Comment:
1.	Please refer to your second point in response to comments 1 and 2 regarding the transfer of $170 million from the unpaid policy claim liability to the future policy benefits liability. You state that $95 million was transferred from unpaid policy claim liability to future policy benefit liability because you believe that the total policy liability is appropriate. Please clarify in your proposed disclosure your justification for transferring the $95 million to future policy benefit liability as it is not clear from your discussion as to what assumptions changed in your future policy benefit liability that would increase the liability by $95 million.
Response:
2.	During the fourth quarter of 2006, we transferred $170 million of the Aflac U.S. unpaid policy claims liability to the future policy benefits liability in our accident/disability, short term disability, dental and specified health event lines of business. For the accident/disability line of business, a very small portion of the benefits in one of our policy forms required a future policy benefits liability to be accumulated. This amount was insignificant to our financial position in any year, however, to provide for this obligation, we approximated this liability amount as part of the unpaid policy claims liability. We determined that it was appropriate to modify our calculation method to determine the future policy benefits liability for that benefit separately from our unpaid policy claims liability and to move this liability of $25 million into the future policy benefits liability. An additional $50 million transfer to future policy benefits resulted from the updated calculation of the future policy benefits liability in our short-term disability product line. In the fourth quarter of 2006, we determined that a selection factor assumption that should have applied to the future claim costs for that policy form was not reflected in the calculation of the future policy benefits liability. We began using the calculation including the selection factor in the fourth quarter of 2006. We use a total liability calculation to determine the unpaid policy claims liability for that line of business. For this reason, the underestimated amount of the future policy benefits liability, approximately $50 million, was accounted for in prior periods in the unpaid policy claims liability. As a result, we transferred $50 million from the unpaid policy claims liability into the future policy benefits liability for that line of business. The remaining $95 million reduction in the Aflac U.S. segment unpaid policy claims liability resulted from a refinement in the reserving methodology for our dental and specified health event product lines. Both of these are very recently introduced product lines where we had limited actual experience. For this reason, we have determined our policy liabilities for these two product lines using a total liability approach. This approach utilized expectations of claims costs and impact of underwriting based largely on the product pricing assumptions. As we have developed experience on the dental and specified health event product lines, we have modified our assumptions as to the impact of underwriting selection. Our experience has shown that the underwriting selection impact is greater than we had anticipated in our original pricing. In addition, for our dental plan, we have also modified our assumption as to the impact of the various benefit waiting periods for that plan to reflect the larger than anticipated impact of the waiting periods. Both of these changes in assumptions resulted in current period claims being lower than anticipated in the original pricing assumptions for these two products. Thus, our unpaid claims liability is lower than we originally estimated. However, our analysis also shows that the future claim cost curve will be steeper than we originally anticipated. Thus, we expect more future claims than we previously estimated and increased our liability for future policy benefits accordingly. For this reason, in the fourth quarter of 2006, we modified our methodology to use a combination of claim cost expectations and claim completion factors to calculate the unpaid policy claims liability for these two product lines. As a result, the modification in methodology resulted in a transfer from the unpaid policy claims liability of approximately $95 million to the future policy benefits liability.
Comment:
2.	Refer to your third point in response to comments 1 and 2 regarding the transfer of the $85 million reserve from unpaid policy claim liability to future policy benefit liability in the fourth quarter of 2006. Please clarify in your proposed disclosure why there is a relationship between a decrease in unpaid policy claim liability due to reduced hospital days and an increase in the future policy benefit liability. Clarify what assumptions changed in calculating your future policy benefit liability that would cause the increase in the liability.
Response:
3.	Also during the fourth quarter of 2006, we transferred $85 million from Aflac Japan’s unpaid policy claims liability to its future policy benefits liability. This transfer was primarily related to a continued decline in current period claims caused by changes to health care delivery in Japan and had no effect on net earnings. Our 2006 claims review indicated that we have experienced a continued decline in the average number of in-hospital days associated with the typical cancer treatment period in Japan. We believe the average number of days per hospital visit declined primarily due to changes in financial incentives provided to hospitals by the government-sponsored health care system in Japan to shorten the average hospital stay. However, our claims statistics also indicated that the declines in the average number of days per hospitalization are generally offset by an increase in the frequency of future hospitalizations associated with the treatment of cancer. As a result, we reflected the increased number of future hospitalizations per claimant in our future policy benefit liability. More hospitalizations per claimant will result in a larger amount of expected future claims and an increase in our liability for future policy benefits. Meanwhile, we are paying less for current period claims, and therefore have a smaller unpaid claims liability.
Thank you for your time and consideration. My contact information is (706) 317-6495 or rrogers@aflac.com.
Sincerely,
/s/ Ralph A. Rogers, Jr.
Ralph A. Rogers, Jr.

cc:	Tabatha Akins, Staff Accountant
Mary Mast, Senior Accountant